SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

[ X ]	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 FOR THE FISCAL YEAR ENDED DECEMBER 31, 2003

OR
[ ]	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission File Number 1-12619

RALCORP HOLDINGS, INC.
SAVINGS INVESTMENT PLAN

RALCORP HOLDINGS, INC.
SUITE 2900
800 MARKET STREET
ST. LOUIS, MISSOURI 63101

RALCORP HOLDINGS, INC.

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RALCORP HOLDINGS,  INC.
SAVINGS INVESTMENT PLAN
Statement of Net Assets Available for Benefits

	December 31,

	2003	2002

Assets
Investments	$174,614,035	$142,451,767

	174,614,035	142,451,767

Liabilities
Fees payable	10,571	3,100

	10,571	3,100

Net Assets Available for Benefits	$174,603,464	$142,448,667

See the accompanying Notes to Financial Statements

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RALCORP HOLDINGS, INC.
SAVINGS INVESTMENT PLAN
Statement of Changes in Net Assets Available for Benefits

	Year Ended December 31,

	2003	2002

Additions
Investment income:
Interest and dividend income	$3,046,483	$3,072,583
Net appreciation (depreciation) in fair value of
investments	24,760,650	(12,352,109)

	27,807,133	(9,279,526)

Contributions:
Employer	2,881,317	2,777,521
Participants	9,287,025	9,906,324

	12,168,342	12,683,845

Other additions	4	5,000

Total additions	39,975,479	3,409,319

Deductions
Benefits paid	7,726,228	8,005,578
Other deductions	102,321	82,346

Total deductions	7,828,549	8,087,924

Net Increase (Decrease) in Net Assets before Transfers	32,146,930	(4,678,605)

Transfers
Asset transfers in	7,867	13,030,194

Net Increase in Net Assets Available for Benefits	32,154,797	8,351,589

Net Assets Available for Benefits:
Beginning of year	142,448,667	134,097,078

End of year	$174,603,464	$142,448,667

See the accompanying Notes to Financial Statements

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RALCORP HOLDINGS, INC.
SAVINGS INVESTMENT PLAN
Notes to Financial Statements

Note 1 – Description of Plan

The following description of the Ralcorp Holdings, Inc. (Ralcorp or the Company) Savings Investment Plan (the Plan) provides only general information. Participants should refer to the plan document for a more complete description of the Plan’s provisions.

Plan Purpose. The Plan is a defined contribution plan whose purpose is to permit deferrals of compensation by eligible employees of the Company and its subsidiaries to enable them to share in the Company’s performance through participation in the Ralcorp Stock Fund and to provide them with an attractive, convenient vehicle for accumulating capital for their future economic security.

The Plan is subject to certain provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA). The Plan is designed to meet ERISA’s reporting and disclosure and fiduciary responsibility requirements, as well as to meet the minimum standards for participation and vesting. The Plan is not, however, subject to ERISA’s minimum funding standards, nor are benefits under the Plan eligible for termination insurance provided by the Pension Benefit Guaranty Corporation.

Eligibility. All regular sales, administrative and clerical employees, and certain production employees, depending on the terms and conditions of employment, who receive regular compensation from a payroll in the United States are eligible to participate to the extent permitted by the Plan or applicable law. Employees are generally eligible at date of hire. At December 31, 2003 and 2002, there were a total of 4,539 and 4,262 participants, respectively, in the Plan.

Plan Administration. The Plan is administered by the Company. Except as to matters required by the terms of the Plan to be decided by the Company’s Board of Directors (the Board), the Company’s Benefits Administration Committee has the right to interpret the Plan and to decide certain matters arising under the Plan. The Board has designated the Company’s Employee Benefit Trustees Committee (the EBTC) as having certain rights and obligations to control and manage plan assets, to select investment funds available for investment by plan participants, and to appoint and remove the trustee and any investment managers retained in connection with the investment of plan assets.

Plan Contributions. Participants may make maximum contributions to the Plan equal to the lesser of $40,000 or 50% of their compensation for that year. The pre-tax contribution amount is limited to $12,000 per calendar year. A catch-up contribution for individuals aged 50 or over is limited to $2,000 per calendar year. Subject to such limitations, participants may make basic contributions of 2% to 50% of their compensation, in 1% increments, on a pre-tax basis. See Note 7 for changes effective January 1, 2004.

Participant contributions may be invested in any of the available investment funds. Participant contributions and earnings thereon are vested and non-forfeitable from the time made.

The Company contributed a maximum of $.50 for each dollar contributed by participants, up to a maximum of 6% of the participants’ pre-tax earnings. Participants with one year of service received a 25% Company match and those with two or more years of service received a 50% match (see Note 7 for changes effective January 1, 2004). Company matching contributions and earnings thereon vest at a rate of 25% for each year of credited Company service by the participant.

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Employees of several of the Company’s production facilities are subject to different pre-tax limits and matching contribution levels.

Investment of Funds. All contributions will be deposited by the Company in trust funds held by Vanguard Fiduciary Trust Company or any successor trustee selected by the EBTC. The value of the trust funds change according to increases or decreases in market value of the assets, gain or loss on sale of assets, and income from dividends and interest held therein. In addition, Vanguard performs all record keeping functions for the Plan.

The trustee will maintain as many separate investment funds within its trust funds, with such different investment objectives, as the EBTC deems advisable. During the plan years ended December 31, 2003 and 2002, participants were able to allocate their contributions among the following investment options: Vanguard 500 Index Fund, Vanguard Explorer Fund, Vanguard Federal Money Market Fund, Vanguard International Growth Fund, Vanguard Total Bond Market Index Fund, Vanguard Wellington Fund, Vanguard Windsor II Fund, Vanguard Retirement Savings Trust, and the Ralcorp Stock Fund. See Note 7 for changes effective January 1, 2004.

Plan Withdrawals, Loans and Forfeitures. Upon termination of a participant, retirement, disability, or death, or in the event of termination of the Plan without establishment of a successor plan, the amount in the trust fund credited to each participant which is vested will be distributed to the participant or to the participant’s beneficiary or other legal representative. Under the Plan, a participant may elect from several payment alternatives regarding the timing and nature of distributions. Plan withdrawals may be made prior to termination or retirement for cases of hardship. Such distributions are limited to the amount required to meet the need created by the hardship and are made in accordance with guidelines determined by the Company.

The Company may, subject to certain rules and regulations, permit a participant to borrow from the trust funds. Such loans will be permitted for any purpose provided certain plan conditions and certain other conditions as prescribed by federal law are met.

Upon termination, any Company matching contribution and the earnings thereon which are not vested will be forfeited, but will be restored if the participant again becomes an eligible employee within five years after termination. Amounts forfeited are used to reduce Company matching contributions required under the Plan. Forfeitures, net of amounts restored, during the years ended December 31, 2003 and 2002 were $50,192 and $32,655, respectively.

Plan Amendments and Termination. The Board, and in certain limited circumstances the EBTC and the Chief Executive Officers of the Company, may amend the Plan. The Board may also terminate the Plan or direct that Company matching contributions cease. In such cases, non-forfeitable rights to the Company matching contributions credited to a participant’s account shall automatically vest. Under the Plan, a participant may elect from several alternative rules regarding the timing and nature of distribution.

Note 2 – Summary of Significant Accounting Policies

The significant accounting policies followed by the Plan are described below:

Basis of Accounting. The accompanying financial statements are prepared using the accrual basis of accounting, with the exception of benefit payments, which are recorded upon distribution.

Use of Estimates. The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of additions to and deductions from net assets during the reporting period. Actual results could differ from those estimates.

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Investments. Plan investments in common stock, collective trusts, and shares of registered investment companies are carried at fair market value based on closing prices on the last business day of the plan year. Interest income is recognized as earned, and dividend income is recognized on the ex-dividend date. Participant loans are valued at cost, which approximates fair value. Units of the Retirement Savings Trust are valued at net asset value at year-end. The Ralcorp Stock Fund is valued at its year-end unit closing price (comprised of the year-end market price of Ralcorp common stock plus any uninvested cash position). Purchases and sales of investments are recorded on a trade-date basis. Net appreciation (depreciation) in fair value of investments is comprised of net realized and unrealized gains and losses. Net realized gain (loss) is the difference between sale proceeds and historical cost using the average cost method. Unrealized gain (loss) is the difference between the market value of an investment at the end of the plan year and the market value of the same investment at the beginning of the plan year or at its acquisition date if acquired during the plan year. Capital gain distributions are included in dividend income.

Investment securities are exposed to various risks, such as interest rate, market and credit. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in risks in the near term could materially affect the amounts reported in the Statement of Net Assets Available for Benefits.

Note 3 – Investments

The Plan’s investments are held in a trust fund. The following table presents the carrying value of investments.

	December 31,

	2003	2002

Investments at Fair Value as Determined by
Quoted Market Price
Common stock:
Ralcorp Holdings, Inc.	$29,590,744	$26,614,974
Mutual funds:
Vanguard 500 Index Fund	33,610,398	25,029,973
Vanguard Explorer Fund	12,423,577	7,335,738
Vanguard Total Bond Market Index Fund	8,022,966	8,120,634
Vanguard Federal Money Market Fund	20,004,837	21,099,153
Vanguard Wellington Fund	20,127,611	15,196,513
Vanguard Windsor II Fund	20,954,819	14,350,629
Vanguard Retirement Savings Trust	17,897,818	15,063,775
Vanguard International Growth Fund	6,042,012	3,958,637

	168,674,782	136,770,026
Investments at Cost which Approximates
Fair Value
Participant loans	5,939,253	5,681,741

	$174,614,035	$142,451,767

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During 2003 and 2002, the Plan’s investments (including investments bought, sold, and held during the year) appreciated (depreciated) in value as follows:

	Year Ended December 31,

	2003	2002

Investments at Fair Value as Determined by
Quoted Market Price
Common stock	$6,072,076	$3,081,256
Mutual funds	18,688,574	(15,433,365)

	$24,760,650	$(12,352,109)

Note 4– Related Party Transactions

Certain plan investments are shares of Ralcorp common stock. Ralcorp is the plan sponsor and, therefore, these transactions qualify as party-in-interest. At December 31, 2003, these shares had a total cost of $14,959,720 and market value of $29,590,744. At December 31, 2002, these shares had a total cost of $16,199,169 and market value of $26,614,974. During 2003, the Plan purchased $4,042,162 and sold $7,177,323 of such assets. During 2002, the Plan purchased $9,038,496 and sold $12,951,538 of such assets.

Certain Plan investments are shares of mutual funds managed by Vanguard. Vanguard is the trustee as defined by the Plan and, therefore, these transactions qualify as party-in-interest. At December 31, 2003, these shares had a total cost of $131,607,252 and market value of $139,084,038. At December 31, 2002, these shares had a total cost of $121,980,596 and market value of $110,155,052. During 2003, the Plan purchased $42,677,572 and sold $32,425,976 of such assets. During 2002, the Plan purchased $56,516,736 and sold $32,411,169 of such assets. Administrative fees paid to Vanguard by the Plan amounted to $94,850 and $82,463 for the years ended December 31, 2003 and 2002, respectively.

Note 5 – Income Tax Status

The Plan has received a favorable determination letter dated August 10, 1998 from the Internal Revenue Service as a qualified plan exempt from income tax under the Internal Revenue Code of 1986, as amended. The Plan has been amended and restated to comply with legislative changes enacted since receiving that determination letter. On January 30, 2004, the Company filed an application with the Internal Revenue Service for a determination of the qualification of the Plan, as amended, but has not yet received a reply; however, the Plan’s management and legal counsel believe that the Plan is currently designed and operating in compliance with the applicable requirements of the IRC as of the financial statement date.

Participants’ basic contributions, Company matching contributions, and earnings of plan investments are not subject to federal income tax until distributed from the Plan. Supplemental contributions were allowed to be made from a participant’s after-tax compensation prior to April 1, 2001. Earnings related to these supplemental contributions are not, however, subject to federal income tax as long as they remain in the Plan.

Note 6 – Asset Transfers

On January 30, 2002, the Company completed the purchase of Lofthouse Foods Incorporated. Assets totaling $376,160 related to participants’ balances in Lofthouse Foods 401(k) Retirement Savings Plan were merged into the Plan on December 31, 2002. Accordingly, the amount was recorded in “asset transfers in” in the accompanying financial statements for the year ended December 31, 2002.

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On April 21, 1997, the Company completed the purchase of Wortz Company. Assets totaling $127,837 related to participants’ balances in Wortz Company Money Purchase Pension Plan were merged into the plan on September 1, 2002. Accordingly, the amount was recorded in “asset transfers in” in the accompanying financial statements for the year ended December 31, 2002.

On May 1, 2000, the Company completed the purchase of James P. Linette, Inc. Assets totaling $555,521 related to participants’ balances in James P. Linette 401(k) Savings Plan were merged into the plan on March 1, 2002. Accordingly, the amount was recorded in “asset transfers in” in the accompanying financial statements for the year ended December 31, 2002.

On July 14, 2000, the Company completed the purchase of RHM Holdings (USA), Inc. and The Red Wing Company, Inc. Assets totaling $11,970,676 related to participants’ balances in RHM Holdings (USA) Inc. Employees Savings and Retirement Plan and The Red Wing Company, Inc. Employees Savings and Retirement Plan for New York Union Employees were merged into the Plan on January 1, 2002. Accordingly, the amount was recorded in “asset transfers in” in the accompanying financial statements for the year ended December 31, 2002.

Note 7 – Subsequent Events

Changes to the Plan. Effective January 1, 2004, the Company matching contributions were increased to a 100% match on the first 3% of pay contributed and a 50% match on the next 3% of pay contributed for certain employees with more than two but less than fifteen years of service. The company matching contributions were increased to a 100% match on the first 6% of pay contributed for certain employees with more than fifteen years of service. Also effective January 1, 2004, six additional funds were added to the nine funds already available in the Plan: Vanguard Extended Market Index Fund, Vanguard Small-Cap Index Fund, Vanguard Total International Index Fund, Vanguard PRIMECAP Fund, Vanguard REIT (Real Estate Investment Trust) Fund, and Royce Total Return Fund.

Increased Limitations for 2004. Effective January 1, 2004, certain limitations set by federal law were raised. The maximum total contribution limit was increased from $40,000 to $41,000. The pre-tax contribution limit was increased from $12,000 to $13,000. The catch-up contribution limit was raised from $2,000 to $3,000.

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SCHEDULE I

RALCORP HOLDINGS, INC.
SAVINGS INVESTMENT PLAN
Schedule of Assets (Held at End of Year)
December 31, 2003

	Identity of Issuer,
	Borrower, Lessor			Fair
	or Similar Party	Description of Investment	Cost	Value

*	The Vanguard Group	Vanguard 500 Index Fund	$30,939,138	$33,610,398
*	The Vanguard Group	Vanguard Explorer Fund	10,723,659	12,423,577
*	The Vanguard Group	Vanguard Federal Money Market Fund	20,004,837	20,004,837
*	The Vanguard Group	Vanguard International Growth Fund	5,990,998	6,042,012
*	The Vanguard Group	Vanguard Total Bond Market Index Fund	7,917,625	8,022,966
*	The Vanguard Group	Vanguard Wellington Fund	18,517,464	20,127,611
*	The Vanguard Group	Vanguard Windsor II Fund	19,615,713	20,954,819

		Total Investment in Shares in
		Registered Investment Company	113,709,434	121,186,220

*	The Vanguard Group	Vanguard Retirement Savings Trust	17,897,818	17,897,818

*	Participant Loans	Loans at 3.81% - 10.50% maturing
		January 2004 through July 2016	-	5,939,253

*	Ralcorp Holdings, Inc.	Common Stock	14,959,720	29,590,744

			$146,566,972	$174,614,035

*	Party-in-interest

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SCHEDULE II

RALCORP HOLDINGS, INC.
SAVINGS INVESTMENT PLAN
Schedule of Reportable Transactions*
Year Ended December 31, 2003

					Expense		Current Value
					Incurred		of Asset on
		Purchase	Selling	Lease	with	Cost of	Transaction	Gain or
Identity of Party	Description of Asset	Price	Price	Rental	Transaction	Asset	Date	(Loss)

The Vanguard Group	Vanguard 500 Index Fund	$8,090,074		$-	$-		$8,090,074

The Vanguard Group	Vanguard 500 Index Fund		$6,296,921	-	-	$6,762,066	6,296,921	$(465,145)

The Vanguard Group	Vanguard Explorer Fund	4,619,348		-	-		4,619,348

The Vanguard Group	Vanguard Explorer Fund		3,116,260	-	-	3,010,826	3,116,260	105,434

The Vanguard Group	Vanguard Federal Money Market Fund	7,631,131		-	-		7,631,131

The Vanguard Group	Vanguard Federal Money Market Fund		8,723,488	-	-	8,723,488	8,723,488	-

The Vanguard Group	Vanguard Retirement Savings Trust	9,101,590		-	-		9,101,590

The Vanguard Group	Vanguard Retirement Savings Trust		6,275,736	-	-	6,275,736	6,275,736	-

Ralcorp Holdings, Inc.	Common Stock Fund	3,973,398		-	-		3,973,398

Ralcorp Holdings, Inc.	Common Stock Fund		7,065,687	-	-	5,210,397	7,065,687	1,855,290

*Transactions or series of transactions in excess of 5% of the current value of the Plan's assets as of the beginning of the Plan year as defined in 29CFR 2520.103-6 of the Department of Labor Rules and Regulations for Reporting and Disclosure under ERISA.

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(on PricewaterhouseCoopers letterhead)

Report of Independent Registered Public Accounting Firm

To the Participants and Administrator of
Ralcorp Holdings, Inc. Savings Investment Plan

In our opinion, the accompanying statements of net assets available for benefits and the related statements of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of Ralcorp Holdings, Inc. Savings Investment Plan (the “Plan”) at December 31, 2003 and 2002, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States) and auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of Assets (Held at End of Year) and Reportable Transactions are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan's management. The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ PricewaterhouseCoopers LLP
PricewaterhouseCoopers LLP
St. Louis, Missouri
June 18, 2004

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the members of the Ralcorp Holdings, Inc. Employee Benefit Trustees Committee have duly caused this annual report to be signed by the undersigned hereunto duly authorized.

RALCORP HOLDINGS, INC.
EMPLOYEE BENEFIT TRUSTEES COMMITTEE

By: /s/ T. G. Granneman
T. G. Granneman, Chairman
Ralcorp Holdings, Inc.
Employee Benefit Trustees Committee

June 23, 2004

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EXHIBIT INDEX

Exhibits

23	Consent of Independent Auditors
99.1	Certification of Kevin J. Hunt, Co-Chief Executive Officer
99.2	Certification of David P. Skarie, Co-Chief Executive Officer
99.3	Certification of Thomas G. Granneman, Controller and Chief Accounting Officer

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